ULURU Inc.
4452 Beltway Drive
Addison, TX 75001
Phone: 214-905-5145 ● Fax: 214-905-5130

April 2, 2007

Via EDGAR and Federal Express

United States Securities Exchange Commission
Division of Corporate Finance
Washington, DC 20549
Attention: J. Todd Sherman

Re:	ULURU Inc.
Item 4.01 Form 8-K
Filed on March 29, 2007
File Number No. 000-49670

Dear Mr. Sherman:

ULURU Inc., a Nevada corporation (the "Company"), hereby sets forth below its response to comment of the staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in your letter dated April 2, 2007 (the "Comment Letter").

For ease of reference, the comment contained in the Comment Letter is printed below in bold print, followed by the Company's response.

1.
Please amend the fifth paragraph of your filing to cover the interim period from the date of your last audited financial statements through the date your former accountant was dismissed as required by Item 301(a)(1)(iv) of Regulation S-B.

In response to the Staff's comment, the Company has amended its March 29, 2007 Form 8-K and on the date hereof filed a Form 8-K/A to cover the interim period through the date its former accountant was dismissed. The revised Form 8-K/A is available on EDGAR and clean and marked copies of it, showing changes from the March 29, 2007 Form 8-K, are enclosed herewith.

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *

Should you wish to discuss the enclosed materials or the contents of this letter at any time, please do not hesitate to contact the undersigned at (214) 905-5145 or John J. Concannon III, Esq. of Bingham McCutchen LLP, the Company's legal counsel, at (617) 951-8874.

Very truly yours,

/s/ Terrance K. Wallberg

Terrance K. Wallberg
Chief Financial Officer

cc:	Kerry P. Gray (ULURU Inc.)
John J. Concannon III, Esq.